                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTION, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                    Commission File No. 333-8958

| | Form 10-K   |X| Form 20-F   | | Form 11-K   | | Form 10-Q   | | Form N-SAR

For the period ended: December 31, 2001

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form N-SAR

For the transition period ended:

                     Read attached Instruction Sheet Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information

       Full name of Registrant:            Equity Finance Holding Corporation
                                           ----------------------------------
       Former name if Applicable:          N/A
                                           ---
       Address of Principal Executive
       Office (Street and Number):         MEX 408 Calle Cleofas Ruiz #853-B, Zona Centro
                                           ----------------------------------------------
       City, State and Zip Code:           C.P. 22710 Playas De Rosarito B.C.
                                           ----------------------------------

Part II-Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

          (a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|       (b)    The subject annual report, semi-annual report, transition
                 report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day
                 following the prescribed due date; and

          (c)    The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Additional time is required to complete comparative analysis.

                                                (Attach extra sheets if needed.)

Part IV-Other Information

   (1)    Name and telephone number of person to contact in regard to this notification:
            Jack Mahan                888                     450-3342
              (Name)              (Area Code)             (Telephone Number)

   (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                           |X|   Yes   |  |   No
If the answer is no, identify report(s)

   (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           |  |   Yes   |X|   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       Equity Finance Holding Corporation
                   Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 20, 2002                  By: /s/ Jack L. Mahan, Jr.
      -------------                      ----------------------
                                         Jack L. Mahan, Jr.
                                         President/Secretary of the Board

INSTRUCTION: The form may be signed by an executive officer of the regisrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other thatn an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).